UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                 AMENDMENT NO. 11
                                        to
                                   SCHEDULE 13D

                                     Under the
                            Securities Exchange Act of 1934


                             COMMONWEALTH INDUSTRIES, INC.
                      ---------------------------------------------
                                    (Name of Issuer)


                             Common Stock ($.01 par value)
                         ----------------------------------------
                            (Title of Class of Securities)

                                     20290410-8
                                 ------------------
                                  (CUSIP Number)



                                  Ronald N. Graves, Esq.
                   J.R. Simplot Self-Declaration of Revocable Trust
                                     999 Main Street
                                   Boise, Idaho  83702
                              Telephone:  (208) 336-2110
                          ------------------------------------
                  (Names, addresses and telephone numbers of persons
                   authorized to receive notices and communications)

                                November 19, 2004
                            ------------------------
                           (Date of event which requires
                             filing of this Statement)

                                   Page 1 of 6

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

1)     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (entities only).

       JRS Properties III L.P.

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)	X

       (b)

3)     SEC Use Only

4)     Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       Idaho

Number of                     7)  Sole Voting Power                   797,900
Shares
Beneficially                  8)  Shared Voting Power                 0
Owned
by Each                       9)  Sole Dispositive Power              797,900
Reporting
Person With:                 10) Shared Dispositive Power             0

11)     Aggregate Amount Beneficially Owned by Each Reporting Person

        797,900 shares

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)     Percent of Class Represented by Amount in Row (11)

        4.79%

                                          Page 2 of 6

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14)     Type of Reporting Person

        PN
*****


ITEM 1.  SECURITY AND ISSUER.

     The class of securities to which this Amendment No. 11 to Schedule 13D relates is the common stock, par value $.01 per share (the "Stock"), of Commonwealth Industries, Inc. (the "Issuer"), whose address is 500 West Jefferson Street, 19th Floor, Louisville, Kentucky 40202-2823.

     This Amendment No. 11 amends the Schedule 13D originally filed on March 1, 1999 on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989, as amended by Amendment No. 1 to Schedule 13D filed on November 12, 1999, as amended by Amendment No. 2 to Schedule 13D filed on December 2, 1999, as amended by Amendment No. 3 to Schedule 13D filed December 29, 1999, as amended by Amendment No. 4 to Schedule 13D filed November 22, 2000, as amended by Amendment No. 5 to Schedule 13D filed May 30, 2002, as amended by Amendment No. 6 to Schedule 13D filed April 2, 2003, as amended by Amendment No. 7 to Schedule 13D filed June 11, 2003, as amended by Amendment No. 8 to Schedule 13D filed February 4, 2004, as amended by Amendment No. 9 to Schedule 13D filed June 28, 2004, and as amended by Amendment No. 10 to Schedule 13D filed November 10, 2004.

     The purpose of this Amendment No. 11 is to report sales of Stock resulting in holdings of less than five percent of the Issuer's outstanding Stock and that the Reporting Person is no longer obligated to report transactions in the Stock. This Amendment constitutes the final amendment to the Schedule 13D.

     Except as expressly set forth in this Amendment No. 11, the Schedule 13D (as previously amended) remains in effect.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Amendment is being filed on behalf of JRS Properties III, as the Reporting Person.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.   Not
applicable.


ITEM 4.  PURPOSE OF THE TRANSACTION.  Not applicable.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Based upon information contained in the quarterly report on Form 10-Q of the Issuer filed November 8, 2004, with the Securities and Exchange Commission for the quarter ended September 30, 2004 (the "10-Q"), the Shares owned constitute approximately 4.85% of the 16,644,343 shares of Stock outstanding as of November 1, 2004, as reported in the 10-Q.

(b) The Reporting Person owns 797,900 shares of Stock and has sole voting and dispositive power thereof.

(c) Since the Schedule 13D Amendment No. 10 filing on November 10, 2004, the following Shares of Stock were sold in open market sales through ordinary brokerage transactions:

       Sale            No. of                       Price per Share
       Date            Shares                       (including commissions)

     11/11/04          1,700                             10.75
                         100                             10.76
                         900                             10.79
                       1,426                             10.80
                         500                             10.82
                         500                             10.83
                       1,648                             10.84
                       1,100                             10.85
                         100                             10.86
                          26                             10.87
     11/12/04          5,293                             11.01
                       1,900                             11.02
                         400                             11.03
                         200                             11.04
                         300                             11.06
                         100                             11.08
                       1,000                             11.09
                         200                             11.10
                           7                             11.12
                         100                             11.15
                         200                             11.16
                         300                             11.17
     11/15/04          1,800                             11.04
                       1,600                             11.05
                         700                             11.08

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                       4,810                             11.10
                         500                             11.11
                         590                             11.13
     11/16/04          9,500                             10.50
                         100                             10.69
                         100                             10.95
                         100                             10.98
                         100                             11.01
                         100                             11.04
     11/17/04          2,177                             10.82
                         100                             11.02
                       1,100                             11.05
                         200                             11.07
                       1,500                             11.08
                         300                             11.09
                       1,100                             11.10
                         500                             11.12
                         123                             11.13
                         700                             11.14
                       2,200                             11.15
     11/18/04          1,200                             11.15
                       1,000                             11.18
                       4,200                             11.19
                         800                             11.21
                       1,000                             11.22
                       1,800                             11.25
     11/19/04         10,000                             11.57
     11/22/04          4,023                             11.72
                         100                             11.77
                         500                             11.78
                         300                             11.79
                         200                             11.80
                         100                             11.85
                         100                             11.86
                       1,300                             11.89
                         600                             11.90
                         300                             11.95
                         300                             11.96
                         200                             12.00
                         300                             12.02
                         300                             12.03
                         777                             12.04

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                         600                             12.05

(d)     Not applicable.

(e) As of November 19, 2004, the Reporting Person ceased to be a beneficial owner of more than five percent of Stock of the Issuer. Therefore, this Amendment constitutes the final amendment to the Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.     Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.  Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify the information set forth in this statement is true, complete and correct.

     Date:  November 22, 2004

                                           JRS PROPERTIES III L.P.,
                                           An Idaho Limited Partnership,

                                           by its Sole General Partner
                                           JRS Management, L.L.C.
                                           an Idaho Limited Liability Company


                                           By  /s/ Scott R. Simplot
                                               -----------------------------
                                               Scott R. Simplot, Manager

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